UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

Specialized Disclosure Report

ESCALADE, INCORPORATED
(Exact name of registrant as specified in its charter)

Indiana
(State or other jurisdiction of incorporation or organization)

0-6966	13-2739290
(Commission File Number)(Commission File Number)	(IRS Employer Identification No.)

817 Maxwell Ave, Evansville, Indiana	47711
(Address of principal executive offices)	(Zip Code)

Stephen R. Wawrin, Vice President and Chief Financial Officer, (812) 467-4449
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Escalade, Incorporated (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2024 to December 31, 2024.

Rule 13p-1 (the “Rule”) requires companies with conflict minerals that are necessary to the functionality or production of a product manufactured by such company, or contracted to be manufactured by such company, to disclose annually whether any of those minerals originated in a “Covered Country.” The Rule specifies conflict minerals as: (1) gold, (2) columbite-tantalite (coltan), (3) cassiterite, (4) wolframite, including their derivatives, which are limited to tantalum, tin and tungsten, and (5) any other mineral or its derivative determined by the U.S. Secretary of State to be financing conflict in a Covered Country (collectively, the “Conflict Minerals”). The Rule specifies “Covered Countries” as: (1) Democratic Republic of the Congo, (2) the Republic of the Congo, (3) Central African Republic, (4) South Sudan, (5) Uganda, (6) Rwanda, (7) Burundi, (8) Tanzania, (9) Zambia and (10) Angola. The Company manufactures, and contracts to manufacture, products for which the Conflict Minerals are necessary (the “Necessary Conflict Minerals”) to the functionality or production of such products.

The Company has adopted a Conflict Mineral Compliance Program pursuant to which the Company has conducted a good faith reasonable country of origin inquiry regarding the Necessary Conflict Minerals. This inquiry was reasonably designed to determine whether any of the Necessary Conflict Minerals originated in any Covered Country and whether any of the Necessary Conflict Minerals may be from recycled or scrap sources. The Conflict Minerals Compliance Program incorporates the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Chains of Minerals from Conflict-Affected and High-Risk Areas, a nationally and internationally recognized due diligence framework under the Rule. Such Guidance includes the following five-step framework that the Company has adopted: (1) establishing strong management systems, (2) identifying and assessing risk in the supply chains, (3) designing and implementing a strategy to respond to identified risk, (4) carrying out independent third-party audit of smelters/refiners’ due diligence practices, and (5) reporting annually on supply chain due diligence.

Based on the Company’s reasonable country of origin inquiry, the Company has no reason to believe that any Necessary Conflict Mineral originated in any Covered Country or did not come from recycled or scrap sources. Information regarding the Company’s Conflict Mineral Compliance Program is publicly available at https://escaladeinc.com/governance-documents.

Item 1.02 Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Escalade, Incorporated has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 15, 2025	ESCALADE, INCORPORATED

	By:	/s/ STEPHEN R. WAWRIN

Stephen R. Wawrin, Vice President and Chief Financial Officer

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